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                             February 2, 2024

       Timothy Hwang
       Chief Executive Officer
       FiscalNote Holdings, Inc.
       1201 Pennsylvania Avenue, N.W.
       6th Floor
       Washington, D.C. 20004

                                                        Re: FiscalNote
Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 12,
2024
                                                            File No. 333-276498

       Dear Timothy Hwang:

              We have conducted a limited review of your registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-3 filed January 12, 2024

       Item 16. Exhibits and Financial Statement Schedules, page II-2

   1. We note your disclosure on the cover page that there is "an aggregate principal amount of approximately $6.3
million." However, Footnote (1) in the "Calculation of Filing Fee
                                                        Tables" filed as
Exhibit 107 indicates that there is "approximately $9.452 million" in outstanding principal
amount of convertible notes. Please revise for consistency.
       General

   2. With respect to the Co-Pilot Agreement, it does not appear that a completed private placement has occurred
prior to filing this registration statement. Please provide your analysis explaining how
the selling stockholder is irrevocably bound to purchase a set number of securities
for a set purchase price at the time of filing this registration statement. In your
analysis, please consider the guidance set forth in Securities Act
 Timothy Hwang
FiscalNote Holdings, Inc.
February 2, 2024
Page 2
       Sections Compliance and Disclosure Interpretations Questions 134.01 and 139.11, address the following, and any other relevant factors:
           the use of a formula based upon 30-day trailing VWAP at the time of issuance to determine the number of Partnership Shares to be issued;
           the issuance of Additional Shares if sales of the Partnership Shares and the
            Underlying Shares do not generate certain cash proceeds to ERA; and the option of ERA to receive a cash payment in lieu of the
Partnership Shares under
            certain circumstances.
       Alternatively, please remove such shares from this registration statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Rebekah Reed at 202-551-5332 or Cara Wirth at 202-551-7127 with any other questions.



                                                           Sincerely,
FirstName LastNameTimothy Hwang
                                                           Division of
Corporation Finance
Comapany NameFiscalNote Holdings, Inc.
                                                           Office of Trade &
Services
February 2, 2024 Page 2
cc:       Shashi Khiani
FirstName LastName